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                          June 21, 2021

       Darron Anderson
       President, Chief Executive Officer and Director
       Ranger Energy Services, Inc.
       10350 Richmond, Suite 550
       Houston, TX 77042

                                                        Re: Ranger Energy
Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2021
                                                            File No. 333-257043

       Dear Mr. Anderson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Doug McWilliams